SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

MB Bancorp, Inc.
(Name of Issuer)

Common Stock $0.01 par value per share
(Title of Class of Securities)

55280E104
(CUSIP Number)

Martin Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Jeffrey Thorp
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2").  This Amendment No. 2 is being filed to disclose the appointment of the Reporting Person to the Board of the Issuer.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following:

As further described in Amendment No. 1 filed on Feb. 21, 2018, the Standstill Agreement has now become effective. As of March 27, 2018, the Board has been expanded by one seat and the Reporting Person has been appointed a director of the Issuer to serve in the class of directors with terms expiring at the Issuer's 2018 Annual Meeting of Stockholders and will be nominated at such meeting to serve until the 2019 Annual Meeting of Stockholders or, in each case, until his successor, if any, is elected and qualified.  Additionally, the Board has caused the board of directors of the Issuer's wholly owned subsidiary, the Bank, to expand the Bank Board by one seat and to appoint the Reporting Person to fill the vacancy created by the expansion of the Bank Board to serve in the class of directors with terms expiring at the Bank's 2018 Annual Meeting of Stockholders and to elect the Reporting Person for an additional one year term expiring at the Banks's 2019 Annual Meeting of Stockholders or, in each case, until his successor, if any, is elected and qualified.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March  28, 2018

/s/ Jeffrey Thorp
Jeffrey Thorp